# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DevvStream Corp., CIK 0001854480
CUSIP: 251936209
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2108 N ST., SUITE 4254, SUITE 2800, SACRAMENTO, Florida (FL), 95816
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001854479

## Reporting persons
- Focus Impact Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,006,851; shared voting power 0; sole dispositive power 2,006,851; shared dispositive power 0; aggregate amount beneficially owned 2,006,851 (37.9% of the class)
  Comment: (1) 2,006,851 Common shares of the issuer (the "Common Shares") includes (i) 557,289 Common Shares held of record by the Reporting Person, (ii) 1,085,504 Common Shares issuable upon the exercise for cash of 1,120,000 private placement warrants held by the Reporting Person, each whole warrant is exercisable for 0.9692 Common Shares upon payment of $15.20 per share or can be exercised on a cashless basis (the "Private Placement Warrants"), as further described in the warrant agreement, dated November 1, 2021, by and between the issuer (as successor of Focus Impact Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agreement") and publicly filed by the issuer with the U.S. Securities and Exchange Commission (the "SEC"), and (iii) 364,058 Common Shares issuable upon the conversion of Convertible Notes (as defined below) at a floor price of $8.67 per share (subject to adjustment and assuming no conversion of any unpaid and accrued interest under the Convertible Notes). Such Common Shares give effect to the issuer's 1-for-10 reverse stock split of its outstanding Common Shares that was effected on August 8, 2025 (the "Reverse Split").
  
  (2) 37.9% is calculated by using a denominator that is equal to (i) 3,841,642 Common Shares outstanding as of November 25, 2025, as reported in the issuer's Form S-1/A-3 filed with the SEC on November 25, 2025, (ii) 364,058 Common Shares issuable upon the conversion of Convertible Notes (as defined below) at a floor prices of $8.67 per share (subject to adjustment and assuming no conversion of any unpaid and accrued interest under the Convertible Notes), plus (iii) 1,085,504 Common Shares issuable upon an exercise for cash of the 1,120,000 Private Placement Warrants held by the Reporting Person.

## Item 1. Issuer
Name of issuer: DevvStream Corp.
Address of issuer's principal executive offices: 2108 N ST., SUITE 4254, SUITE 2800, SACRAMENTO, FLORIDA, 95816

## Item 2. Person Filing
Name of person filing: This statement is filed by Focus Impact Sponsor, LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
345 Avenue of the Americas, 33rd Floor
New York, New York 10105
Citizenship: See response to Item 4 on the cover page.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

As of the quarter ended October 31, 2025, the Reporting Person is the record holder of the reported securities. 364,058 Common Shares are issuable upon the conversion of Convertible Notes (as defined below) (subject to adjustment and assuming no conversion of any unpaid and accrued interest under the Convertible Notes). The Convertible Notes principal loan amount and any additional accrued and unpaid interest under the Convertible Notes are convertible into Common Shares at a 25% discount to the issuer's 20-day volume weighted average share price, subject to a at a floor prices of $8.67 per share. Certain terms of the Private Placement Warrants, such as the exercise price, have been adjusted by the issuer following the closing of the business combination of Focus Impact Acquisition Corp. and DevvStream Holdings Inc. on November 6, 2024 and as described in more details in the Warrant Adjustment Notice issued by the issuer on December 6, 2024. The Private Placement Warrants are not redeemable by the issuer and expire November 6, 2029.

Such Common Shares give effect to the issuers 1-for-10 Reverse Split.

There are four managers on the Reporting Person's board of managers. Each manager has one vote, and the approval of a majority is required to approve an action of the Reporting Person. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this statement shall not be construed as an admission that the Reporting Person or any manager is the beneficial owner of any securities covered by this statement.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page
Shared power to vote or to direct the vote: See response to Item 6 on the cover page
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Focus Impact Sponsor, LLC: Wray Thorn, Manager (12/12/2025)